EXHIBIT 99.1

Internet Gold - Golden Lines Ltd. announces that the company completed a private placement of NIS 130 million of its Series C Debentures to Israeli institutional investors

PETACH-TIKVA, Israel, February 28, 2011 - Internet Gold - Golden Lines (NASDAQ and TASE: IGLD), today announced that it has completed a private placement of NIS 130 million (US $35.6 million) of its Series C Debentures to a number of Israeli institutional investors. The private placement was carried out as an increase to the outstanding Series C Debentures of the Company, which were first issued in September 2010.

The Debenture offering price in the private placement is NIS 1.0275 per debenture, which represents a yield of 4.2% (on the aggregate NIS 130,000,000 principal amount of the issued debentures). The aggregate proceeds to the Company are approximately NIS 133.6 million (US $36.5 million).

Midroog Ltd., an Israeli rating agency, affiliated with Moody’s, announced that it assigned its "A3" rating (local scale) for an additional placement of up to NIS 130 million of new Series C Debentures, which were issued by the Company in the transaction.

The private placement was offered to Israeli institutional investors pursuant to Regulation S under the U.S. Securities Act of 1933. The newly issued Series C Debentures will not be registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available.

The terms of the newly issued Series C Debentures will be identical to the terms of Series C Debentures issued in September 2010. The newly issued Series C Debentures will be listed on the Tel Aviv Stock Exchange, subject to exchange approval and initial re-sales will be restricted by applicable securities laws.

The Israeli Tax Authority approved the formula for calculating the adjusted discount rate for all Series C Debentures, for taxation purposes (the "Approval"). According to the principles set out in the Approval, as a result of the private placement, and since that the Debentures as well as the additional Debentures were issued at no discount, the adjusted discount rate for all Series C Debentures (including the Additional Debentures) will be 0%. The adjusted discount rate is calculated solely for the purpose of withholding tax in connection with the discount amount upon repayment of Series C Debentures, and it does not reflect the final tax liabilities of Series C bondholders.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities. The principal amount of the Additional Debentures is presented herein in U.S. dollars for convenience only, based on current exchange rates between the New Israeli Shekel and the U.S. dollar.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.